FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2006

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F   X          Form 40-F
                                    -------                 -------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934. )

                           Yes                    No   X
                              -------                -------

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

The press release on announced annual results for the year 2005 of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on March 21, 2006.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Miao Jianhua
                              ----------------

                          By  /s/ Mok Kam Wan
                              ---------------







                          Name:  Miao Jianhua and Mok Kam Wan

                          Title: Joint Company Secretaries



Date:    April 3, 2006

For Immediate Release                                     [CNC GRAPHIC OMITTED]


                   China Netcom Announces 2005 Annual Results
         Significant Improvements in Net profit and Operating Efficiency

          o Net profit amounted to RMB10,483 million*, increased by 76.6% if excluding the effect of revaluation deficit on fixed assets in 2004

          o    EBITDA increased by 9.9% to RMB42,149 million

          o    Broadband subscribers reached 11.475 million, up by 35.1%

          o    PHS subscribers increased by 23.6% to 27.337 million

          o The Board has recommended a final dividend of HK$ 0.466 per share

* All figures in this document exclude upfront connection fees unless otherwise stated

Hong Kong, March 21, 2006 - China Netcom Group Corporation (Hong Kong) Limited ("China Netcom" or "the Company") (HKSE: 0906; NYSE: CN), the leading broadband and telecommunications company in China, today announced its annual results for 2005(1). For the year ended December 31 2005, total revenues were RMB87,232 million. Excluding the amortization of upfront connection fees of RMB3,405 million, revenue was RMB83,827 million, a year-over-year increase of 5.9%. EBITDA was RMB42,149 million, up 9.9% year-over-year. EBITDA margin improved from 48.5% in last year to 50.3%. Net profit was RMB10,483 million, while the profit margin was 12.5%. The net profit growth rate were 76.6% if excluding the revaluation deficit on fixed assets and related tax impact in 2004. Earnings per share was RMB1.59.

"In 2005, we experienced sustained growth in our key businesses due to vigorous business expansion and an increase in operational efficiency resulting from strict cost controls," commented Zhang Chunjiang, Chairman of China Netcom. "At the time of our listing in 2004, we announced our ultimate strategic goal to become a leading broadband communications and multi-media services provider. Since then, we have worked hard to transform from a voice-based narrowband operator into a provider of broadband communications and multi-media services. We worked exceptionally hard over last year and our strategic focus on broadband and the higher growth area is gradually paying off.


-------------------------
(1) Financial statements are prepared according to the pooling-of-interests method under generally accepted accounting principles in Hong Kong and on the basis that all assets and businesses acquired in 2004 were under the Company's control.

Revenues from broadband and value-added services grew rapidly and represented a larger proportion of our total revenue."


"Our continuous efforts to optimize our operational processes contributed to our solid results," said Dr. Edward Tian Suning, Vice Chairman and Chief Executive Officer. "We continued to further capitalize on the advantages of our "Headquarters-Branches" structure to centralize operational management and resource allocation. As a result of our discipline, our overall cost base has improved from 2004 and operating efficiency has been significantly enhanced. Since our listing, the primary focus of Management has been to maximize shareholders' return and to this end, the Board recommends a final dividend of HK$ 0.466 per share for the financial year ended December 31 2005."

Traditional Business: Stable Growth

In 2005, the Company effectively mitigated the impact of mobile substitution on its traditional fixed-line business through service improvements, more effective marketing and sales channels as well as the introduction of new services and service bundling. By the end of 2005, the number of fixed-line telephone subscribers reached 115.33 million, representing an increase of 6.7% over last year. This included 27.34 million PHS subscribers, a year-on-year growth of 23.6%. Sustained high growth in the PHS business remained the key driver for the expansion of the fixed-line telephone subscriber base. Meanwhile, an improvement in service quality and the development of new products helped to control the downward trend in the average revenue per user (ARPU) of local telephone services in the second half of 2005. China Netcom believes these developments should lay a solid foundation for healthy growth in 2006.

The Company will continue to defend its market share, maintain its leading position by attracting new subscribers and expanding bundled services and new products.

High Growth Business: Sharp Expansion

Broadband services and value-added services are playing a pivotal role in the Company's transformation into a "broadband communications and multi-media services provider." Both services experienced rapid growth in 2005 and have become the engine for sustainable and profitable growth for the Company. In 2005, the number of broadband subscribers increased by 35.1% to 11.48 million. Revenues from broadband and Internet-related businesses grew by 34.6% to RMB 8,352 million. In the second half of 2005, ARPU in the broadband business began to stabilize and trend upward.

Value-added services recorded strong growth in 2005. Revenues from value-added services were RMB 4,000 million, representing year-over-year growth of 33.6%. The increase was due in large part to the launch of value-added services for PHS subscribers. The volume of PHS short messages reached 6,78 million while the number of Personalized Ring subscribers reached 6.814 million, up 241% and 981% respectively from the previous year.

During the year, the Company also launched IPTV services with its partners in Harbin, Heilongjiang Province. Subject to regulatory approval, the Company believes that growth in IPTV and other broadband application-based services will further promote the expansion of broadband business in the future. The Company will devote substantial efforts to the development of broadband content and application services, improve access speed, and prepare for the development of "video-oriented" broadband content and application services in the future.

Thanks to strong revenue growth from broadband and value-added services, the Company was able to achieve a more balanced revenue stream. Revenue from high-growth businesses, which includes broadband services, value-added services, as well as business and data communications services, increased 24.5% over the previous year, while its contribution to total revenue increased by 3.5 percentage points to 23%.

In the business market segment, the Company launched its "CNC Connected" brand, which provides integrated solutions to corporate customers. Due to its competitive edge as the dominant operator in the nation's capital city, Beijing, as well as its extensive international network resources, the Company was able to further consolidate its leadership in this market.

Expansion Through Acquisitions In Four Northern Provinces

On October 31, 2005, the Company acquired from China Network Communications Group Corporation, the Company's controlling shareholder, its major telecommunication assets and business operations in Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province. After completion of the transaction, the Company's position as the leading operator in the northern service regions was further strengthened, leading to a substantial increase in shareholders' value.

In 2005, the Company also achieved significant progresses in international cooperation. A Strategic Alliance Agreement with Telefunica Internacional S.A. has resulted in increased equity ownership in the Company by Telefunica and expanded cooperation at the Board level. The Company and Telefunica have been discussing opportunities for cooperation in a variety of areas. The Company believes this strategic cooperation will bring new expertise to China Netcom's operations and management. This will further enhance the Company's ability to innovate and implement new business strategies, and help generate rapid organic growth.

Outlook

"Transformation and Innovation" is the main focus for 2006. China Netcom will strive to enhance operational efficiency through the optimization of its business processes. The Company will also work to achieve sustainable and profitable growth through innovation. It will deepen its strategic cooperation with international telecommunications operators in order to introduce advanced management expertise and know-how to China Netcom, and thereby enhance management efficiency and minimize risks in implementing new business strategies.

Chairman Zhang Chunjiang concluded, "Given the growing trend of mobile substitution, the mobile business has inevitably become a key strategic focus of the Company. In 2006, we will prepare for the launch of mobile services, especially by promoting the integration of mobile and fixed-line networks. In doing so, we will provide customers with broadband-based, multi-media information services that integrate voice, data and video across all networks and devices. This will gradually complete our transformation into a broadband communications and multi-media services provider. Looking forward, with the hard work of our management and dedicated employees, and through collaboration with our strategic partners, we are confident that we can further strengthen our leading position in the industry and create greater value for our shareholders and customers."

About China Netcom:

China Netcom is a leading fixed-line telecommunications operator in China and a leading international data communications operator in the Asia-Pacific region. Its northern service region in China consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province. In these regions, the Company is a dominant provider of fixed-line telephone services, broadband and other Internet-related services, as well as business and data communications services. Its southern service region in China consists of Shanghai Municipality and Guangdong Province in which it focuses on providing telecommunications services to enterprises and high usage residential customers in selected densely populated areas. In addition, China Netcom is also the only telecommunications company in China that operates an extensive network and offers international data services in the Asia-Pacific region.


For investor and media inquires, please contact:
Ms. Xu Song

China Netcom Group Corporation (Hong Kong) Limited

Tel:    (86-10) 6642-9550

Fax:    (86-10) 6642-9544

E-mail:  ir@china-netcom.com
         -------------------

Ms. Jane Liu
Christensen

Tel:    (852) 2117 0861

Fax:    (852) 2117 0869

E-mail: jliu@ChristensenI.com
        ---------------------

Disclaimer
This press release includes "forward-looking statements". All statements, other than statements of historical facts, that address activities, events or developments that China Netcom expects or anticipates will or may occur in the future (including but not limited to projections, targets, estimates and business plans) are forward-looking statements. China Netcom's actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties, including but not limited to the level of demand for telecommunications services; competitive forces in more liberalized markets; the effects of tariff reduction initiatives; changes in the regulatory policies and other risks and factors beyond China Netcom's control. In addition, China Netcom makes the forward-looking statements referred to herein as of today and undertakes no obligation to update these statements.